Exhibit 99.1

Officers' Compensation Policy

Alon Blue Square Israel Ltd. (the "Company")

The definitions and terms in this compensation policy shall be construed according to the meaning assigned to them in the Companies Law, unless otherwise stipulated in the compensation policy.

1.	General

1.1	This document constitutes the compensation policy for the Company's officers, according to the meaning of this term in clause 267a(a) of the Companies Law – 1999 ("The Companies Law"), for a period of 3 years.

1.2	This document seeks to provide guidelines on compensating the Company's officers based on principles that maintain an appropriate balance between the desire to reward the officers for their success and the desire to recruit, incentivize and retain high quality officers for the long term and ensuring the compensation structure is consistent with the Company's business and cross-organizational strategy for the long term, taking into account, inter alia, the Company's risk management;

1.3	The considerations which guided the Company's compensation committee (herein, the "Compensation Committee") in adopting the remuneration policy for the officers include:

1.3.1	Advancing the Company's goals, work plans and policy with a long term perspective.

1.3.2	Creating adequate incentives for the Company's officers, taking into account its risk management policy.

1.3.3	The Company's size and nature of activity.

1.3.4	In respect of variable components – the officer's contribution to attaining the Company's goals and maximizing its profits in the long term and in accordance with the officer's role.

1.4	It should be stressed that this policy does not entitle the Company officers to receive any of the rewards listed in this compensation policy by virtue of adopting this compensation policy. The compensation to which an officer currently serving in the Company or that will serve the Company in the future is entitled will be according to the specific conditions stipulated for that officer and approved by the Company's authorized organs and subject to the provisions of the law.

1.5	It should be stressed that the compensation policy stipulates caps for the various compensation components. Consequently, in case an officer receives compensation which is lower than the compensation stipulated in this policy, this shall not be deemed as deviation from the Company's compensation policy and no approval will be required from the general meeting for this as in the case of the required approval of terms of office and employment when deviating from a compensation policy.

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1.6	The remuneration policy has no impact on the provisions of agreements approved prior to the approval of the compensation policy. In general, the existing agreements comply with the principles of the proposed compensation policy.

1.7	Unless otherwise specified, the parameters for the cost of salary of the compensation pertain to salaried employees in a full time position. If the relevant officer is not a salaried employee and/or is not employed in a full time position, or if the officer is employed by another company in the Group and the Company pays a proportional share of the cost of his/her salary, the necessary adjustments should be made. For example, if the officer is an independent contractor who provides services to the Company against an invoice, the necessary adjustments will be made so that the cost incurred by the Company shall not be higher than the cost incurred had the officer been a salaried employee. It is hereby clarified that calculation of the officer's tenure will take into account previous consecutive terms of his/her employment in any of the Group companies.

2.	Elements of the total remuneration

2.1	The total compensation of the Company's officers may comprise several compensation components (all or some):

2.1.1	Base compensation or salary.

2.1.2	Social benefits and associated expenses – see details in section 5 below.

2.1.3	Variable cash compensation – annual bonus.

2.1.4	Equity-based compensation.

2.1.5	Terms of completion of service – compensation above the cap stipulated in the law, adjustment period, early notice or any other benefit awarded to the officer in connection with termination of his/her role with the Company.

2.1.6	Insurance, exemption and indemnification.

2.2	Definitions:

2.2.1	"Base compensation" or "salary" – gross monthly wage.

2.2.2	“Fixed Compensation” or "Cost of wage" – base compensation with the addition of associated social benefits and additional benefits expressed in terms of cost to the employer;

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2.2.3	"Variable compensation " – variable compensation payable in cash and varied equity-based compensation.

2.2.4	"Total compensation " – the total compensation cost in terms of cost to the employer, including cost of wage, bonuses and value of options per vesting year.

2.2.5	"Officer" – as defined in the Companies Law, namely chief executive officer (CEO), chief operating officer (COO), deputy CEO, vice CEO, vice president, a person fulfilling such a role in the Company even if under a different title, as well as director or a manager reporting directly to the CEO[1], as well as manager appointed and defined as an officer by the Company's board of director for purposes of the compensation policy. However, some clauses in the compensation policy apply only to some of the officers, as stipulated below.

2.2.6	"The Group" – Alon Blue Square Israel Ltd. and its subsidiaries;

3.	Determination of compensation

3.1	Upon determining the wage of the officer, the compensation committee and the board shall consider all of the considerations listed in 3.2-3.4.

3.2	The terms of office and employment of the Company's officers shall be stipulated and approved, among others, with attention and consideration to the principles listed below:

3.2.1	The officer's education, skills, expertise, professional experience and accomplishments;

3.2.2	The officer's role, responsibilities and previous wage agreements entered with him/her.

3.2.3	The degree of responsibility imposed on the officer by virtue of his role in the Company and the Company's need to retain the officer in view of his/her skills, know-how or expertise.

3.3	Internal Comparison - the ratio between the officers' compensation and the compensation paid to other Company employees;

1 The wage of the Company's CEO and Chief Operating Decision Maker is paid under a service agreement between the Company and the parent company and is therefore ~~excluded~~ not subject to ~~from~~ the ~~is~~ compensation policy ~~document~~ (herein, "the service agreement").

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3.3.1	The Company attaches great important to awarding adequate compensation to all Company employees and to maintaining reasonable differences between the compensation paid to officers and to other company employees. For this reason, the Company will assess the ratio between the terms of office and employment of officers to the wages[2] of other Company employees and contractor workers, and in particular the ratio to the average and mean wage of these workers and the impact of the differences between them on the work relations in the Company.

3.3.2	The discussion of the remuneration policy was held by the compensation committee and the board with attention given to the employment terms and agreements in existence in the Company at the time of approving this compensation policy. In addition, in the course of the discussion, the compensation committee and the board were presented with the details regarding the average and mean cost of wage in the Company, and the compensation committee and the board determined that the ratio between the office and employment terms of the officers that could result from this compensation policy and the said average and mean wages at the time of the approval of the compensation policy is not expected to adversely affect the work relationships in the Company. As at the time of the report, the ratio between the maximum total compensation of the CEO (if her employment agreement is approved) to the average wage (as defined in 3.3.1) in the Company is 1:6 while to the mean wage is 1:7 (standardized for a full time position). The maximum ratio between the total compensation of the vice president and the average wage is 1:6 and to the mean wage in the Company is 1:7.

3.4	Comparison to market (benchmark) – conducting a comparative data survey of the customary wage in the relevant market for similar positions in similar companies.

3.4.1	For purposes of the comparison, at least 8 Israeli publicly-held companies which are traded in the Tel Aviv Stock Exchange, which engage in investments and holdings and whose market value is as close as possible to that of the Company (herein, the "comparable companies").

3.4.2	In the comparative survey, the market value figures of the Company will be in the range between the 20th and 80th percentile in comparison with the comparable companies.

3.4.3	The comparison shall cover all components of the compensation package and (to the extent the information is available) shall present: the accepted wage cost range in similar positions expressed in terms of cost to the company (including distribution within the range); the ancillary terms which are customary in the market; the customary range of annual bonuses and the customary range of equity-based compensation.

2 For the purpose of this clause, "wage" is defined according to its definition the Companies Act.

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3.4.4

~~3.4.3~~         As part of the total of considerations in examining the appropriateness of the wage of officers, the Company's board of directors will examine the Company's performance and its position in relation to comparable companies, according to the parameters determined in advance.

4.	Base Compensation

4.1	The base compensation reflects the skills of the employee, such as experience, the knowledge he/she brings with him to the job, expertise in the relevant area, education, professional certifications and the like, while taking into account the responsibility assumed by the employee and the job requirements that derive from it.

4.2	The cost of base compensation to be determined for the Company's officers shall be up to the 80th percentile compared with the cost of base compensation of equivalent officers in the comparable companies. Within the boundaries of this range, the cost of base compensation will be determined with attention to clauses 3.1-3.2. It should be noted that as of the date of publication of this policy, the cost of base compensation of each of the officers is below the 80th percentile.

4.3	The Company is entitled to approve linkage of the officers' wages to increases in the Consumer Price Index.

5.	Ancillary social benefits and additional benefits to officers

Subject to the approval of the board and the recommendation of the compensation committee, the Company shall be entitled to approve for an officer ancillary social benefits to the base compensation, all or some of them based on the Company's discretion as listed below:

5.1	Allocations to pension and disability insurance – the Company will make allocations to pension fund and/or managers insurance which shall not be lower than the provisions stipulated in the law with respect to this.

5.2	Severance pay – the Company shall allocate for severance pay for the officers to the pension fund/managers insurance according to the officers' choice in respect to pension insurance allocations under law. Without derogating from the aforementioned, the Company shall be entitled to pay an officer an additional amount of severance pay of up to 100% of the last base compensation for each year of employment, subject to the discretion of the board and the compensation committee and in view of the circumstances under which the employment terminated.

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5.3	Educational fund – the Company may provide up to 7.5% of the salary of the officers up to the cap stipulated in the law, provided the employee provides up to 2.5% of his salary. As regards allocations that exceed the cap recognized for tax deduction purposes, the employed officer will be able to choose the amount provided by the Company as additional salary for which no social benefits have been paid.

5.4	Saving fund - the Company shall be entitled to provide to a saving fund up to 3% of the officer's salary, in parallel to an identical allocation made by the officer.

5.5	Car - the Company shall be entitled to provide the officer with a car according to its discretion. The car expenses will be covered by the Company. The officer shall be imputed the value of the car under the law. The grossing up of the entire or part of the car's value will be carried out according to the Company's discretion.

5.6	Telephone – the Company shall be entitled to provide the officer with a mobile and/or fixed telephone and shall cover the related expenses. The usage value shall be borne by the officer.

5.7	Expense reimbursement – the officer will be entitled to full reimbursement of reasonable business-related expenses he/she actually incurs as part of his/her work (including abroad) in accordance with the Company's procedures.

5.8	Annual leave – the officer shall be entitled to at least the annual leave according to the Annual Leave Law, but the Company will be entitled to grant the employee with leave days in excess of the amount in the law, up to a limit of 22 work days a year. Accumulation of leave days will be allowed up to two times the number of leave days to which the officer is entitled.

Upon the termination of his/her employment, the officer will be entitled to redeem the leave days accumulated at his/her credit according to the employment agreement entered with him/her.

5.9	Sick leave – an officer will be entitled to up to 25 sick leave days per year and no less than that said in the law, and will be entitled to accumulate up to 90 sick leave days. Pursuant to the Company's customary procedures, the officer will be entitled to full pay for days he/she was absent from work as a result of illness stating from the first day of absence. The Company is entitled to grant the Company's CEO up to 30 sick leave days a year and accumulation of up to 90 sick leave days. It is hereby clarified that unused sick leave days cannot be redeemed.

5.10	13th month salary – the Company will be entitled to award officers an additional salary equal to a month's salary amount, which will be paid at regular dates during the year which the Company will stipulate.

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5.11	Recuperation fee – an officer will be entitled to recuperation fee under the daily rate stipulated in the law. However, the Company shall be entitled to grant the officer with recuperation fee up to a cap of 16 recuperation days a year.

5.12	Officers' exemption, indemnification and insurance – the Company will be entitled to award the officers exemption and indemnification letters in the form approved or to be approved by the Company's authorized organs. In case the Company shall seek to amend the exemption and indemnification letters, either as a result of regulatory or legal provisions or for another reason, the Company shall submit the amended exemption and indemnification letters for approval by the authorized organs under law. Without derogating from the aforementioned, the officers will be covered by officers' liability insurance which the Company shall acquire from time to time and subject to obtaining the approvals required in the law.

5.13	Miscellaneous – the Company is entitled to award an officer a holiday gift, to participate in recreation and wellbeing activities customary at the Company, to a newspaper subscription and professional literature according to his/her area of work, to payment of member fees to professional associations and to covering of professional refresher courses as well as to various benefits acceptable at the Company from time to time.

6.	Terms of office termination

6.1	Early notice

An officer is entitled to an early notice period under the law. Nonetheless, the Company shall be entitled, in the first three years of the officer's term, to stipulate an early notice period of up to 3 months. In case of an officer who serves as officer in the Company for a period exceeding 3 years, the Company shall be entitled to extend the early notice period to 6 months.

During the early notice period, the officer will be required to continue fulfilling his/her duties unless the board decides to release him from this commitment and will be entitled to an early notice payment in the amount of the salary and the ancillary terms for the balance of the early notice period.

6.2	Adjustment bonus

Generally, the Company does not grant additional payments to retiring officers in addition to the early notice. Notwithstanding the above, in accordance with the recommendation of the Company's CEO and/or Chairperson of the Board, the compensation committee (or the authorized organs, in the case of CEO) shall be authorized to approve an adjustment bonus to an officer upon the termination of the office, up to the limits listed in the table below

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Level	Maximum adjustment bonus
CEO	Up to 6 salaries
Vice President	Up to 3 salaries

while taking into account the parameters listed below: (1) the Company's performance at the time the office has ended; (2) the officer's contribution to attaining the Company's goals and maximizing its profits during his/her employment; (3) the circumstances under which the officer is retiring; and (4) the tenure of the employment. Adjustment bonuses shall be approved to an officer provided his/her retirement does not take place under circumstances that justify the denial of severance pay.

During the adjustment period the officer will not be required to continue fulfilling his/her job, but will be entitled to continue all office and employment terms without any change.

6.3	Non-competition – the Company will be entitled to ask the officers to undertake in writing, at the time of entering the employment contract with the Company, to refrain from competing against the Company for a period no shorter than the early notice period and the adjustment period following their retirement from the Company.

6.4	Severance pay – see 5.2 above.

7.	Variable cash remuneration – annual bonus

7.1	The Company's compensation policy is based, among others, on the assumption that the total compensation of the Company's officers should be influenced by the Company's business results, which reflect the attainment of the various strategic goals of the Company and the personal contribution of each officer to the attainment of these goals.

7.2	In line with the aforementioned, the Company's officers will be entitled to an annual bonus based on their compliance with performance goals stipulated to them in advance, all according to an annual bonus plan which to be brought for approval before the compensation committee and the Company's board of directors. Under this plan, the Company's officers will be entitled to an annual bonus for meeting company-wide goals and personal goals and/or according to the discretion of the authorized echelon and with the approval of the compensation committee and the board.

7.3	The weights for calculating the annual bonus according to the types of goals and in relation to the bonus cap for each officer are as follows:

7.3.1	For 2013

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	Company wide	Personal	Discretionary
All officers	80%-100%	0%	0%-20%

7.3.2	For 2014 and onward:

	Company wide	Personal	Discretionary
CEO	50%-60%	20%-30%	10%-20%
Vice President	50%-60%	20%-30%	10%-20%

7.4	Threshold terms – in case the Company's consolidated annual profit before tax for a certain year is negative (loss), the officer shall not be entitled for an annual bonus for that year for the company-wide financial parameter and for the personal parameter.

7.5	The company-wide parameters according to which the annual bonus is calculated for each officer:

7.5.1	CEO - The officer will be entitled to an annual bonus as a function of the Company's financial results and attainment of its goals, and in accordance with the decision of the board of directors and subject to law. The bonus will be based on financial goals in relation to the Company's budget. The goals will be selected at the beginning of each year from a list of budgetary goals and improvement goals in comparison with a previous year:~~, such as~~ capital to debt ratio, net profit, share value, return on equity, strategic projects, EBITDA ~~and more~~. The weights assigned to each goal shall not exceed 40% and not be less than 20% of the company-wide bonus component and shall be determined in the beginning of each year. The bonuses will be linearly distributed between the bonus' threshold and cap in proportion between 80%-120% of the budget, respectively. For the purpose of awarding a bonus on company-wide goals, one-time profits/losses which are not part of the normal course of business shall be excluded from the calculation.

7.5.2	Vice President - the officer will be entitled to an annual bonus as a function of the Company's financial results and attainment of goals and subject to the decision of the Company's board of directors and subject to any law. The bonus will be based on financial goals in comparison with the Company's budgets. The goals will be selected in the beginning of every year out of a list of budgetary and improvement goals in comparison with the previous year, ~~such as~~ capital to debt ratio, net profit, share value, return on equity, strategic projects, EBITDA ~~and more~~. The weights assigned to each goal shall not exceed 40% and shall not be less than 20% of the company-wide bonus component and shall be determined in the beginning of each year. The bonuses will be linearly distributed between the bonus' threshold and cap in proportion between 80%-120% of the budget, respectively. For the purpose of awarding a bonus on company-wide goals, one-time profits/losses which are not part of the normal course of business shall be excluded from the calculation.

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7.6	Personal parameters – the attainment of personal, performance-based and measurable goals according to the areas of work and responsibility of the officers as defined at the beginning of each year for each officer, on an annual basis. The parameters will be drafted in such a manner as to reflect the position and scope of specific responsibility of the officer. In addition, the personal parameters will be set on the basis of the Company's strategic plan. The ~~Sample~~ parameters will include business development goals, meeting the timetable of a strategic project execution, cash flow, sales objectives (monetary and/or quantity), cost structure, cost savings, scope of credit line, satisfaction of regulatory requirements, entering a new activity area, activity compared to the markets from a group perspective, financial management, management of investor relations, entering a material or strategic contract, contribution to the Group's synergy.~~, and the like.~~

The assessment of the officer will be carried out according to personal parameters defined for each officer in advance at the recommendation of the upper echelon and following approval by the compensation committee and the board.

As part of the Company's annual report each year, the Company will publish the specific goals and the weight attributed to each goal and that was used for purposes of calculating the annual bonus for that year.

7.7	Discretion – the officer will be entitled to a bonus according to the discretion of the upper echelon after all considerations have been presented to the compensation committee and the board, subject to that said in section 7.3 above.

7.8	Annual bonus cap - the annual bonus shall not exceed the total of 6 monthly salaries for the officer.

7.9	Annual bonus – general rules:

7.9.1	The disbursement of annual bonus in cash for attainment of company-wide and personal goals is subject to the existence of the threshold for granting an annual bonus as described in section 7.4 above.

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7.9.2	Upon awarding of the bonus, the officers shall undertake to return to the Company the bonus or part thereof in case it turns out in the future that the bonus had been awarded based on figures that have turned out to be misstated and have been restated in the Company's financial statements for a period of two consecutive annual financial statements after the approval of the bonus.

7.9.3	In case of termination of office, the board will be entitled to award the officer, according to its discretion and taking into account the circumstances of the retirement, a proportional amount of the annual bonus for the year in which the office ended.

The board shall have discretion on cancellation or reduction of the annual bonus amount to the officer in a certain year based on circumstances defined by the board and in particular the Company's financial results for that year.

7.10	One-time bonus

7.10.1	The board is entitled to decide to award a one-time bonus for a significant accomplishment of an officer at the Company. The parameters for the bonus will be the execution of a project that is unique, one-time, of strategic importance and/or substantial to the Company and is ~~as part of accomplishing a transaction~~ outside the Company's normal course of business (above and below, "one-time bonus")

7.10.2	The one-time bonus shall not exceed three salaries.

7.10.3	If paid, the one-time bonus is separate and unrelated to the annual bonus.

7.10.4	In addition, the compensation committee and the board will be entitled to approve up to 3 salaries as a signing bonus for a new officer whose recruitment is of special importance for the Company.

8.	Variable equity-based compensation

8.1	The Company reserves the right to award its senior officers and employees of its subsidiaries with restricted shares, restricted share units, options for ordinary shares and any other type of equity-based compensation in line with the equity-based compensation plans adopted from time to time and subject to any relevant law.

8.2	The officers' eligibility to the equity-based compensation shall be according to plan definitions approved by the Company from time to time.

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8.3	The required vesting period for equity-based compensation awarded to an officer shall not be shorter than 3 years from the date of awarding the equity-based compensation.

8.4	The exercise price of an option unit shall not be lower than the average price of the Company's share price in the Tel Aviv Stock Exchange during the 90 trading days preceding the award date plus a premium of not less than 5% and which in the view of the board of directors will be an appropriate incentive to increase the value of the Company; the Company will be entitled to decide that the exercise price of options allocated for officers under the plan will be used only to calculate the decide the monetary amount of the benefit and the number of shares issued to the officers in practice ("net repayment in shares") or for any other similar plan.

8.5	Cap on the equity-based compensation – the maximum fair value (at the time of the awarding) for the total option package (CASHLESS type) allocated to a single officer, according to one of the common valuation methods divided by the number of vesting years shall not exceed 6 salaries per vesting year. This amount is not necessarily consistent with the expense in the financial statements according to the accounting rules used in Israel.

9.	The ratio of fixed compensation to variable compensation

To ensure compatibility between all compensation components, below are the possible ratios between the components of the compensation package for a given year of the Company's officers in relation to the base compensation component ~~(except for the granting of a one-time bonus)~~:

9.1.1	CEO – the ratio of variable compensation components (taking into account maximum eligibility for this component) to the fixed compensation to the CEO (in terms of cost to the Company) shall not exceed 1.2.

9.1.2	Vice Presidents – the ratio of variable compensation components (taking into account maximum eligibility for this component) to the fixed compensation to the Vice President, in terms of cost for the Company, shall not exceed 1.2.

10.	Director compensation

10.1.1	The salary of directors who are not receiving any compensation from the controlling shareholder will be determined according to the Companies Regulations (Rules on Compensation to External Directors) – 2000.

10.1.2	Section 5.11 above shall apply also to directors and external directors.

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11.	Policy, oversight and control of the officers compensation

11.1	The said approval of the compensation to the officer will be carried out according to the compensation policy, as approved by the Company's board of directors and following the compensation committee's recommendation. The Company shall act according to any current or future legal provision which applies to the Company's compensation policy.

11.2	The compensation committee and the board are responsible for managing and applying the compensation plans and their implementation and for taking the necessary actions for this purpose, including the authority to interpret the provisions of the compensation policy in any event of doubt regarding the manner of its implementation.

11.3	The Company's board of directors shall review the compensation policy from time to time. When the compensation policy needs updating, the update will be carried out according to the provisions of the law.

11.4	Should they deem it necessary, the board of directors and the compensation committee will retain external consultants for drafting/updating the compensation policy and oversight and control of the policy as stipulated.

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